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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                                SOFTWORKS, INC.

                           (NAME OF SUBJECT COMPANY)

                               EAGLE MERGER CORP.
                                EMC CORPORATION
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   83404P102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------
                              PAUL T. DACIER, ESQ.

                                EMC CORPORATION
                               35 PARKWOOD DRIVE
                         HOPKINTON, MASSACHUSETTS 01748
                           TELEPHONE: (508) 435-1000
                           FACSIMILE: (508) 497-6915
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                    COPY TO:
                            MARGARET A. BROWN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               ONE BEACON STREET
                          BOSTON, MASSACHUSETTS 02108
                           TELEPHONE: (617) 573-4800
                           FACSIMILE: (617) 573-4822
                            ------------------------
                           CALCULATION OF FILING FEE
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TRANSACTION VALUATION* $191,310,000                 AMOUNT OF FILING FEE $38,262
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* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, $0.001 par value per share (the "Shares"), of Softworks, Inc. at a price of $10.00 per Share in cash, without interest (the "Offer Price"). The filing fee calculation is based on the 17,373,191 Shares outstanding as of December 20, 1999 and assumes payment by Eagle Merger Corp. of the difference between the exercise price and the Offer Price of 4,514,000 vested options.
  The amount of the filing fee, calculated in accordance with Regulation
  240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
     Amount Previously Paid: Not applicable.
     Form or Registration No.: Not applicable.
     Filing Party: Not applicable.
     Date Filed: Not applicable.
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

                                     14D-1

   CUSIP No. 83404P102

---------------------------------------------------------------------------
  1.       NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSON (ENTITIES ONLY)
           EAGLE MERGER CORP.; IRS ID NO. 04-3494398
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                          (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS AF
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,327,767
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 42.2%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

                                     14D-1

   CUSIP No. 83404P102

---------------------------------------------------------------------------
  1.       NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSON (ENTITIES ONLY) EMC CORPORATION; IRS ID NO.
           04-2680009
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS WC
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,327,767
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 42.2%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Eagle Merger Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of EMC Corporation, a Massachusetts corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Softworks, Inc., a Delaware corporation (the "Company"), at $10.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Softworks, Inc. and the address of its principal executive offices is 5845 Richmond Highway, Suite 400, Alexandria, Virginia, 22303. The telephone number of the Company at such location is
(703) 317-2424.

     (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by Purchaser and Parent. The information set forth in the "INTRODUCTION" and "Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (e)-(f) During the last five years neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) Other than the transactions described in Item 3(b), neither

     Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase have entered into any transaction with Company, or any of Company's affiliates which are corporations, since the commencement of Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase have entered into any transaction since the commencement of Company's third full fiscal year preceding the date of this Statement with the executive officers, directors or affiliates of Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Parent and Purchaser," "Background of the Offer; Purpose of the Offer and The Merger; the Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the "INTRODUCTION" and "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a)-(e) The information set forth in the "INTRODUCTION," "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in the "INTRODUCTION" and "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Parent and Purchaser" and "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "INTRODUCTION," "Source and Amount of Funds," "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

     (b)-(c) The information set forth in the "INTRODUCTION," "Conditions to the Offer" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase dated December 23, 1999.
(a)(2)  Letter of Transmittal.
(a)(3)  Notice of Guaranteed Delivery.
(a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
(a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.
(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.
(a)(7)  Summary Advertisement.
(a)(8)  Press release announcing signing of Merger Agreement.
(a)(9)  Press release announcing commencement of tender offer.
(b)     None.
(c)(1) Agreement and Plan of Merger, dated as of December 21, 1999, by and among Parent, Purchaser and the Company.
(c)(2) Stock Tender Agreement, dated as of December 21, 1999, by and among Parent, Purchaser, the Major Shareholder and James
        Cannavino, Dennis Murray and Charles Feld, or any successor trustees appointed pursuant to the terms of such agreement, as trustees.
(c)(3)  Stockholders' Stock Tender Agreement, dated as of December
        21, 1999, by and among Parent, Purchaser, and James A.
        Cannavino, Judy G. Carter, Daniel DelGiorno, Jr., Claude R.
        Kinsey, III, Joseph J. Markus, George Aronson, Robert
        McLaughlin and Lisa Welch as shareholders.
(c)(4)  Bilateral Confidentiality Agreement, dated as of November 1,
        1998, as amended January 12, 1999, March 9, 1999, and
        December, 1999, between the Company and Parent.
(c)(5) Escrow Agreement, dated as of December 21, 1999, by and among Parent, Purchaser, the Major Shareholder and State
        Street Bank and Trust Company as escrow agent.
(c)(6) Indemnification Agreement, dated as of December 21, 1999 by and among Parent, Purchaser, and the Major Shareholder.
(d)     None.
(e)     Not applicable.
(f)     None.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          Eagle Merger Corp.

                                          By:  /s/   PAUL T. DACIER
                                             -----------------------------------
                                             Name: Paul T. Dacier
                                             Title:   Secretary

                                          EMC Corporation

                                          By:  /s/   PAUL T. DACIER
                                             -----------------------------------
                                             Name: Paul T. Dacier
                                             Title:  Vice President and General
                                               Counsel

Dated: December 23, 1999

                               INDEX TO EXHIBITS

EXHIBIT
-------
(a)(1)    Offer to Purchase, dated December 23, 1999.
(a)(2)    Letter of Transmittal.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.
(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees.
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
(a)(7)    Summary Advertisement.
(a)(8)    Press release announcing signing of Merger Agreement.
(a)(9)    Press release announcing commencement of tender offer.
(b)       None.
(c)(1)    Agreement and Plan of Merger, dated as of December 21, 1999, by and among Parent, Purchaser and the Company.
(c)(2)    Stock Tender Agreement, dated as of December 21, 1999, by
          and among Parent, Purchaser, the Major Shareholder and James
          Cannavino, Dennis Murray and Charles Feld, or any successor trustees appointed pursuant to the terms of such agreement, as trustees.
(c)(3)    Stockholders' Stock Tender Agreement, dated as of December
          21, 1999, by and among Parent, Purchaser, and James A.
          Cannavino, Judy G. Carter, Daniel DelGiorno, Jr., Claude R.
          Kinsey, III, Joseph J. Markus, George Aronson, Robert
          McLaughlin and Lisa Welch as shareholders.
(c)(4)    Bilateral Confidentiality Agreement, dated as of November 1,
          1998, as amended January 12, 1999, March 9, 1999, and
          December, 1999, between the Company and Parent.
(c)(5)    Escrow Agreement, dated as of December 21, 1999, by and
          among Parent, Purchaser, the Major Shareholder and State
          Street Bank and Trust Company as escrow agent.
(c)(6)    Indemnification Agreement, dated as of December 21, 1999 by and among Parent, Purchaser, and the Major Shareholder.
(d)       None.
(e)       Not applicable.
(f)       None.